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                             December 13, 2022

       Chia-Lin Simmons
       Chief Executive Officer
       LogicMark, Inc.
       2801 Diode Lane
       Louisville, KY 40299

                                                        Re: LogicMark, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 6,
2022
                                                            File No. 333-268688

       Dear Chia-Lin Simmons:

              We have limited our review of your registration statement to those issues we have addressed in our comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1 filed December 6, 2022

       The Offering, page 3

   1. We note your disclosure that provides an "assumed" public offering price and states that the actual number of
units you will offer will be determined based on the actual public offering price. Please
remove your statement that the actual number of units will be determined based on the
actual public offering price and disclose the amount of securities being offered. Please
see Item 501(b)(2) of Regulation S-K and Securities Act Rules
                                                        Compliance and
Disclosure Interpretations 227.02 for guidance.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Chia-Lin Simmons
LogicMark, Inc.
December 13, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jordan Nimitz at 202-551-5831 or Margaret Schwartz at 202-551-7153
with any questions.



                                                           Sincerely,

FirstName LastNameChia-Lin Simmons                         Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameLogicMark, Inc.
                                                           Services
December 13, 2022 Page 2
cc:       David E. Danovitch, Esq.
FirstName LastName